Exhibit (m)(3)(ii)

NEUBERGER BERMAN INCOME FUNDS

CLASS A
PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class A of the following series of Neuberger Berman Income Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Class A)

Neuberger Core Bond Fund	0.25%

Neuberger Floating Rate Income Fund	0.25%

Neuberger High Income Bond Fund	0.25%

Neuberger Municipal High Income Fund	0.25%

Neuberger Municipal Impact Fund	0.25%

Neuberger Municipal Intermediate Bond Fund	0.25%

Neuberger Strategic Income Fund	0.25%

Date: February 28, 2026